Exhibit 99.2

        March 19, 2002

United States
Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

The Right Start, Inc. has engaged Arthur Andersen LLP as its independent public accountants. Arthur Andersen LLP has represented to The Right Start in the letter attached hereto that the audits performed by Arthur Andersen LLP on behalf of The Right Start, Inc. were subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on audits, availability of national office consultation and availability of personnel at foreign affiliates of Andersen to conduct relevant portions of the audit.

The Right Start, Inc.

By: /s/ Raymond P. Springer Chief Financial Officer

March 14, 2002

To the Shareholders and the Board of Directors of The Right Start, Inc.:

We represent that this audit was subject to our quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit, availability of national office consultation, and availability of personnel at foreign affiliates of Arthur Andersen to conduct the relevant portions of the audit. Availability of personnel at foreign affiliates of Arthur Andersen is not relevant to this audit.

Very truly yours,

ARTHUR ANDERSEN LLP